SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

MicroFinancial Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

595072 1 09

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09                                                                13G                                              Page  2 of  5 Pages

1.	NAME OF REPORTING PERSONS

Torrence C. Harder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [_] (b) [_]

Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America.

NUMBER OF	5.	SOLE VOTING POWER

SHARES	1,536,312

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	276,045

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	1,536,312

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	276,045

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,357

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)

Not Applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 12.7% (1)

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Based on 14,020,757 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 14, 2008.

CUSIP No. 595072 1 09                                                                13G                                                Page  3 of  5 Pages

Item 1(a). Name of Issuer:

MicroFinancial Incorporated

Item 1(b). Address of Issuer's Principal Executive Offices:

10-M Commerce Way, Woburn, MA 01801

Item 2(a). Name of Person Filing:

Torrence C. Harder

Item 2(b). Address of Principal Business Office, or if None, Residence:

10-M Commerce Way, Woburn, MA 01801

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

595072 1 09

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 595072 1 09                                                                      13G                                          Page  4 of  5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:	1,812,357

Of such 1,812,357 shares of Common Stock (i) the reporting person is the direct beneficial owner of 1,156,912 shares of Common Stock and 195,000 shares of Common Stock issuable upon the exercise of options which will have vested by March 1, 2009; (ii) the reporting person is the indirect beneficial owner of 92,200 shares of Common Stock directly beneficially owned by the Lauren Elizabeth Harder Trust, of which the reporting person's daughter, Lauren Elizabeth Harder, is the sole beneficiary and over which shares the reporting person retains sole voting and investment power as the sole trustee of such Trust; (iii) the reporting person is the indirect beneficial owner of 92,200 shares of Common Stock directly beneficially owned by the Ashley Jane Harder Trust, of which the reporting person's daughter, Ashley Jane Harder, is the sole beneficiary and over which shares the reporting person retains sole voting and investment power as the sole trustee of such Trust; and (iv) the reporting person is the indirect beneficial owner of 276,045 shares of Common Stock directly beneficially owned by Entrepreneurial Ventures, Inc. ("EVI") and over which shares the reporting person retains shared voting and investment power through his ownership in, and position as President and Director of, EVI.

(b) Percent of class:	Approximately 12.7% (2)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,536,312

(ii) Shared power to vote or to direct the vote:	276,045

(iii) Sole power to dispose or to direct the disposition of:	1,536,312

(iv) Shared power to dispose or to direct the disposition of:	276,045

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

(2) Based on 14,020,757 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 14, 2008.

CUSIP No. 595072 1 09                                                                 13G                                         Page  5 of  5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

______February 17, 2009________

(Date)

__________/s/ Eugene W. McDermott as Attorney-in-Fact________

(Signature)

__________Eugene W. McDermott as Attorney-in-Fact________

(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX TO SCHEDULE 13G/A

Exhibit 99.1

Power of Attorney

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